United States securities and exchange commission logo





                            June 14, 2023

       Michael Santomassimo
       Chief Financial Officer
       Wells Fargo & Company
       420 Montgomery Street
       San Francisco, California 94104

                                                        Re: Wells Fargo &
Company
                                                            Form 10-K for
Fiscal Year Ended December 31, 2022
                                                            File No. 001-02979

       Dear Michael Santomassimo:

             We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 10-K for Fiscal Year Ended December 31, 2022

       Exhibit 13
       Earnings Performance, page 7

   1.                                                   We note you have
recognized charges presented as    Operating Losses    in your
                                                        Consolidated Statement
of Income of $7.0 billion, $1.6 billion and $3.5 billion for the years ended December
31, 2022, 2021, and 2020, respectively. We further note disclosure on page 172 that this
item included expenses primarily related to a variety of historical matters, including
litigation, regulatory, and customer remediation. We also note disclosure related to
your consent orders with regulatory bodies, customer remediation activities and legal
actions throughout your filing. Please tell us and consider revising future filings to
provide greater transparency around the variability of your operating losses recorded for
each period presented, which separately discusses the liabilities recorded for new
matters, additional liabilities recorded for existing matters, and reductions due to
payments or reversals to allow an investor to better understand the impact on your
financial condition, cash flows and results of operations. Refer to Item
                                                        303(a)(3) of Regulation
S-K.
 Michael Santomassimo
Wells Fargo & Company
June 14, 2023
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact at John Spitz at (202) 551-3484 or Amit Pande at (202) 551-3423 with any questions.



FirstName LastNameMichael Santomassimo                    Sincerely,
Comapany NameWells Fargo & Company
                                                          Division of
Corporation Finance
June 14, 2023 Page 2                                      Office of Finance
FirstName LastName